

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via E-mail
Dr. Bruce E. Fischer
Chief Executive Officer and Chairman
Westmont Resources, Inc.
155 108th Avenue, Suite 150
Bellevue, WA 98004

> **Re:**   **Westmont Resources, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed September 14, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended November 30, 2010**
> **Filed January 19, 2011**
> **File No. 000-52398**

Dear Dr. Fischer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2010

General

1.   Be sure to respond to each portion of every numbered comment. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the disclosure we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Description of Business, page 6

2.   Please revise to explain in context or precisely define the terms "disruptive technology," "proprietary disruptive technologies," "disruptive production technology," and "disruptive market making technology."

Oil & [Natural] Gas Operations, page 8

3.   Ensure that you provide disclosure throughout your document which is supported by your business history and results of operations and is balanced. For example, in light of the results of operations and related disclosure elsewhere in the Form 10-K, it is unclear what basis you had for each of the following statements:

- Your "special expertise is to apply cutting-edge clean technologies to wring additional value from long-lived, low risk gas and oil properties and [to] squeeze more oil out of mature basins" (page 9);

- In "the Appalachian region we have partnered with individuals and organizations that have name recognition over 40 years" (page 12 – and the reference to "over 40 years" is unclear); and

- "Dr. Fischer … quickly established the necessary connections and expertise to make WMNS a success" (page 36).

Oil & Natural Gas Technology Applications, page 9

4.   Revise to explain further in context what you mean by suggesting that you have an MOU to acquire "10% rights to commercialize HOGE." Clarify to what the 10% refers. Also explain in necessary detail how the HOGE process works.

5.   Provide us with independent supplemental support for each of the "quadruple-play" of "competitive advantages" you list for HOGE. Describe to us in necessary detail when, where, and to what extent this technology has been used and these results proven. Also provide us with supplemental copies of all "studies" to which you refer in that regard. To expedite the staff's review, highlight or otherwise identify those portions of the materials that support each of the assertions that appears in the Form 10-K. This comment also applies to the "competitive advantages" you list for "FracSolv" at page 10.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 18

6.   Your balance sheet indicates that your cash as of May 31, 2010, was $1.00. Explain further your suggestion that your expected total expenditures of $525,000 represent "10%

of the amount to be raised by private placement and our cash on hand." This appears to suggest contemplated private placements in excess of $5,000,000. Also further describe in necessary detail the material terms of the "formal" agreement with your majority shareholder that you reference, and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Finally, with regard to the $1 tabular entry at page 19, ensure that the table indicates that such amount represents a decrease, rather than an increase.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 23

7.   We note your independent accountant makes reference to the report of another auditor. Please advise your independent accountant to revise its report to state the date of the other auditor's report and the type of report issued. Refer to AU 508.74.

Controls and Procedures, page 35

8.   Provide management's conclusion on the effectiveness of disclosure controls and procedures. See Item 307 of Regulation S-K. See also Exchange Act Rule 15d-15(e).

9.   We note that management concluded that your internal control over financial reporting was not effective and that there is a material weakness in your internal control over financial reporting. Disclose the material weakness that was found. Please revise your disclosure to also describe the facts and circumstances leading to the identification of the material weakness, including when the weakness first began. Disclose the impact of the material weakness on your financial reporting and internal control environment; management's current plans, if any, to remediate the weakness; and any costs associated with remediation steps. Provide relevant updates in your subsequent quarterly and annual filings.

Changes in Internal Controls over Financial Reporting, page 35

10.   You state that "the addition of a new President and a new Chief Financial Officer have had a material effect, and will have an ongoing material effect, on the quality and effectiveness of the Company's internal controls over financial reporting." Provide further discussion regarding the specific changes that these individuals have made to internal controls and why the addition of these individuals had a material effect on internal controls during the period in question.

Directors, Executive Officers and Corporate Governance, page 36

11.   Substantially revise this section to provide all required disclosure and to clarify the following items:

- The introductory paragraph to this section does not specify that Dr. Fischer also serves as your Chief Executive Officer;

- If the sketches retain assertions like "proven leader," "encompassing knowledge," "the premier destination cruise company," "led teams to record levels of performance," and "His methods have since been universally accepted by the cruise, transportation and shipping industries," provide us with independent supplemental support for each such assertion;

- Provide the ages of your executive officers and directors;

- Please clarify your statement in the third paragraph that "None of [your] officers and directors has not been the subject of any order, judgment, or decree of any court" (emphasis supplied);

- Provide dates of employment, including the month and date, to account for each officer and director's business experience for the past five years, eliminating any gaps or ambiguities with regard to time;

- Identify any affiliates, such as the Avalon Group Ltd., in your officers' and directors' sketches, and explain these relationships in each case;

- Revise Dr. Fischer's sketch to identify all "four international and publicly traded companies" for which he serves as director;

- Clarify the reference to Mr. McQuiston's role as "a founder and former [sic] of two luxury cruise companies"; and

- Clarify whether the phrase "none of which" at page 37 refers to all employees or only to the part time employees.

Audit Committee Financial Expert, page 37

12. In the absence of a designated audit committee, the entire board of directors serves as the audit committee. See Securities Exchange Act of 1934, Section 3(a)(58)(B). Revise your disclosure to state that the entire board of directors is acting as your audit committee and disclose whether you have an audit committee financial expert on your board of directors.

Executive Compensation, page 38

13. We note your disclosure on page 42 regarding the issuance of shares as compensation to officers and directors on May 8, 2009. Include in your executive compensation disclosure all compensation paid to executive officers and directors in the past two years.

Certain Relationships and Related Transactions, and Director Independence, page 42

14.   In your business section, discuss in greater detail any subsidiaries (including Norstar Explorations) and the functions each performs.

15.   Provide the approximate dollar value of the transaction in which you acquired all of the capital stock of Get2Networks, Inc. on March 1, 2009, and the approximate dollar value of the transaction on April 15, 2010, in which you reversed this Share Purchase Agreement. Explain the business of Get2Networks and the purpose of these transactions.

16.   Provide related party disclosure regarding the exclusive distribution rights you acquired from NuEarth Corporation for "FracSolv," or explain why Item 404 of Regulation S-K would not require such disclosure.

Exhibits, page 44

17.   On page 38 you state that you have a code of ethics. Please file this as an exhibit.

18.   In each case, identify the precise filing or amendment containing the current version of the document which you are incorporating by reference. The footnote reference to the Form SB-2, "as subsequently amended," is not sufficiently precise. Also, to the extent that any of the documents has subsequently been modified, note that Exchange Act Rule 12b-32(b) requires additional disclosure where you incorporate such document by reference.

19.   File as an exhibit the agreement providing you with the exclusive distribution rights to FracSolv, or explain why you believe that Item 601(b)(10) of Regulation S-K would not require you to file the agreement.

20.   File as an exhibit your line of credit agreement with the Avalon Group Ltd.

Signatures, page 45

21.   Provide all the required signatures and indicate who is signing in each of the required capacities, including controller. Refer to General Instruction D(2) to Form 10-K.

Exhibit 31 – Section 302 Certifications

22.   Please revise your Section 302 certifications filed with your Form 10-K and most recent Form 10-Q as the language required by Item 601(31) of Regulation S-K is not provided in the following respects:

    •   Reference should not be made to the period covered by the report in paragraph one;

- Reference should be made to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the head note to paragraph four;
- Paragraph 4(b) of Item 601(31) regarding internal control over financial reporting was omitted;
- Reference should be made to the fourth fiscal quarter in the case of an annual report in paragraph 4(d);
- Reference is made to "the small business issuer" rather than "the registrant" throughout the certification.

Form 10-Q/A for Fiscal Quarter Ended November 30, 2010

Note 8 – Restatement, page 9

23.   We note that you amended your November 30, 2010 Form 10-Q in connection with a restatement to your interim period financial statements. In this connection, please tell us why you have not filed an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements.

Item 4 – Control and Procedures

Changes in Internal Control over Financial Reporting, page 16

24.   It does not appear that you have provided disclosure regarding changes in internal control over financial reporting during your last fiscal quarter (i.e., during the quarterly period ended November 30, 2010. Please revise. Refer to Item 308T(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director